SECURITIE 04004380 ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Robert Edwin Meyers/DBA~~
Meyers, Robert Edwin
ROBERT E. MEYERS AND COMPANY

MAR 0 1 2004
WASH. D.C.
SECTION
181

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 PROFESSIONAL PARK DRIVE P.O. BOX 203
(No. and Street)

NEW HAVEN (City) INDIANA (State) 46774 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE MEYER 260-414-3219
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALBURN FINANCIAL MANAGEMENT, INC.
(Name — *if individual, state last, first, middle name*)

6349 CONSTITUTION DRIVE (Address) FORT WAYNE (City) INDIANA (State) 46804 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. MEYERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT E. MEYERS AND COMPANY, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Robert E. Meyers
Signature

Principal
Title

W J Schools
Notary Public

Expiration - May 6, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT E. MEYERS & COMPANY
2003 Financial Statements

Table of Contents

WALBURN FINANCIAL MANAGEMENT
JOSEPH W. WALBURN CPA

INDEPENDENT AUDITOR'S REPORT

Mr. Robert E. Meyers
Robert E. Meyers & Company
Fort Wayne, IN

We have audited the accompanying balance sheet of Robert E. Meyers & Company as of December 31, 2003 and the related statements of income and proprietor's equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert E. Meyers & Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Walburn Financial Management, Inc.
January 27, 2003

6349 CONSTITUTION DRIVE • FORT WAYNE, IN • 46804
PHONE: (260) 459-2240 • FAX: (260) 432-0986

ROBERT E. MEYERS & COMPANY
Balance Sheet
December 31, 2003

ASSETS

CURRENT ASSETS			
	Cash		$ 14,900
		Total Assets	$ 14,900

LIABILITIES

CURRENT LIABILITIES			
	Accounts Payable, Brokers and Dealers		$ -
		Total Liabilities	$ -

PROPRIETOR EQUITY

Proprietor Equity		$ 14,900
	Total Liabilities and Owner Equity	$ 14,900

The accompanying notes are an integral part of the financial statements

ROBERT E. MEYERS & COMPANY
Statement of Income and Proprietor's Equity
For the Year Ended December 31, 2003

COMMISSION REVENUES			$	67,205
OPERATING EXPENSES				
Commissions Paid	$	40,369		
Dues and Subscriptions	$	2,504		
Insurance	$	1,524		
Office Supplies	$	120		
Postage	$	14		
Professional Fees	$	750		
Rent	$	4,159		
Telephone	$	635		
Total Operating Expenses			$	50,075
OPERATING INCOME			$	17,130
INTEREST INCOME			$	85
NET INCOME			$	17,215
PROPRIETOR EQUITY, BEGINNING OF PERIOD			$	154,456
DISTRIBUTIONS TO OWNER DURING THE YEAR			$	(156,771)
PROPRIETOR EQUITY, END OF PERIOD			$	14,900

The accompanying notes are an integral part of the financial statements.

ROBERT E. MEYERS & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	17,215
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Decrease in Accounts Receivable	$	-
Increase in Accounts Payable	$	-
	$	-
Net Cash Provided by Operating Activities	$	17,215
CASH FLOWS FROM FINANCIAL ACTIVITIES		
Distributions to Owner	$	(156,771)
Net Cash Used by Financing Activities	$	(156,771)
NET DECREASE IN CASH	$	(139,556)
CASH, BEGINNING OF YEAR	$	154,456
CASH, END OF YEAR	$	14,900

The accompanying notes are an integral part of the financial statements

ROBERT E. MEYERS & COMPANY

Notes to Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Company Activities:

The Company is a sole-proprietorship, operating as a broker/agent.

Cash and Cash Equivalents:

The Company uses strictly cash accounts and does not carry or handle partial payment or margin accounts.

Revenue Recognition:

Revenue is recognized at the time it is earned, which is the date that the sale occurs. Expenses are matched with revenue and recognized in the same period.

NOTE B - CONCENTRATION OF CREDIT RISK

Balances deposited in the checking accounts at banks during the year may exceed the federally insured limit of $100,000.

NOTE C - INCOME TAXES

No provision has been made for federal income taxes; as such taxes are the obligation of the proprietor.

NOTE D - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ROBERT E. MEYERS & COMPANY
Statement of Net Capital Computation
For the Year Ended December 31, 2003

Cash and Cash Equivalents	$	14,900
Receivables	$	-
Total Eligible Assets	$	14,900
Liabilities	$	-
Current Capital	$	14,900
Aggregated Indebtedness	$	-
Ratio		0%

Notes and Comments:

The above schedule is in all material respects the same computation of net capital that was filed in connection with the annual Focus Report as of December 31, 2003, which was prepared and filed by the Company.